UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24F-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer: **USAA MUTUAL FUNDS TRUST**
                                                        10750 Robert F. McDermott Freeway
                                                        San Antonio, Texas 78288

2.   Name of each series or class of funds for which this notice is filed:

Aggressive Growth Fund Shares	**Income Stock Fund Institutional Shares**
Aggressive Growth Fund Institutional Shares	**Income Stock Fund R6 Shares**
Capital Growth Fund Shares	**Intermediate-Term Bond Fund Shares**
Capital Growth Fund Institutional Shares	**Intermediate-Term Bond Fund Institutional Shares**
Growth Fund Shares	**Intermediate-Term Bond Fund Adviser Shares**
Growth Fund Institutional Shares	**Intermediate-Term Bond Fund R6 Shares**
Growth & Income Fund Shares	**Money Market**
Growth & Income Fund Institutional Shares	**Science & Technology Fund Shares**
Growth & Income Fund Adviser Shares	**Science & Technology Fund Adviser Shares**
High Income Fund Shares	**Short-Term Bond Fund Shares**
High Income Fund Institutional Shares	**Short-Term Bond Fund Institutional Shares**
High Income Fund Adviser Shares	**Short-Term Bond Fund Adviser Shares**
High Income Fund R6 Shares	**Short-Term Bond Fund R6 Shares**
Income Fund Shares	**Small Cap Stock Fund Shares**
Income Fund Institutional Shares	**Small Cap Stock Fund Institutional Shares**
Income Fund Adviser Shares	**Value Fund Shares**
Income Fund R6 Shares	**Value Fund Institutional Shares**
Income Stock Fund Shares	**Value Fund Adviser Shares**

3.   Investment Company Act File Number: 811-7852
        Securities Act File Number: 33-65572

4 (a). Last day of the fiscal year for which this notice is filed: July 31, 2019

4 (b). Check this box if this notice is late (ie., more than 90 calendar days after the end of the issuer's fiscal
        year). (See Instruction A.2): [X]

4 (c). Check box if this is the last time the issuer will be filing the Form: Not Applicable.

5.   Calculation of registration fee:

        (i)   Aggregate sale price of securities sold during the fiscal
                year in pursuant to section 24(f): $ 13,062,320,623.10

        (ii)   Aggregate price of securities redeemed or repurchased during
                the fiscal year: $ 13,069,021,760.66

        (iii)   Aggregate price of shares redeemed or repurchased during any
                prior fiscal year ending no earlier than October 11, 1995 that were
                not previously used to reduce registration fees payable
                to the Commission: $ -

        (iv)   Total available redemption credits [add Items 5(ii) and 5(iii):   - $ 13,069,021,760.66

        (v)   Net sales -- if Item 5(i) is greater than Item 5(iv)
                [subtract Item 5(iv) from Item 5(i)]: $ 0.00

(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$	(6,701,138)

(vii)   Multiplier for determining registration fee (See Instruction C.9):   x   0.0001212

(viii)   Registration fee due [multiply Item 5(v) by Item 5(vii)]
(enter "0" if no fee is due):   =   0.00

6.   Prepaid Shares

If the response to Item5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before [effective date of rescission of rule 24e-2], then report the amount of securities (number of shares or other units) deducted here: n/a. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future years, then state that number here: n/a.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year
(see Instruction D):   + $ n/a

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:   = $ 0.00

9.   Date the registration fee and any interest payment was sent to the Commission's lockbox depository:

        Method of Delivery:

            X   Wire Transfer
               Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)* /s/ James De Vries

         James De Vries, Treasurer

Date   8/25/2020